PMU News Release #13-10 TSX: PMU OTCQX: PFRMF November 12, 2013

ISS AND GLASS LEWIS RECOMMEND PACIFIC RIM MINING SHAREHOLDERS VOTE IN FAVOUR OF PLAN OF ARRANGEMENT WITH OCEANAGOLD

Pacific Rim Mining Corp. (“Pacific Rim”) announces that Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have both recommended that shareholders vote FOR the special resolution to approve the plan of arrangement (the “Arrangement”) between Pacific Rim and OceanaGold Corporation (“OceanaGold”). The resolution will be considered at the upcoming special meeting of shareholders of Pacific Rim to be held at the offices of DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Thursday, November 21, 2013 at 3:00 p.m. (Pacific time).

Both ISS and Glass Lewis are independent proxy advisory firms who, among other services, provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders. In its analysis, ISS said* that:

“The acquisition appears to make strategic sense as the acquirer is a much larger and well established player in the same sector and is expected to diversify Pacific Rim's asset risk profile and provide exposure to OceanaGold's diversified portfolio of producing gold mines in New Zealand and the Philippines. Overall, in light of the significant implied premium, the favorable market reaction, and the reasonable strategic rationale, a vote FOR this resolution is warranted.”

The board of directors of Pacific Rim recommends that shareholders vote FOR the
Arrangement Resolution.

Your vote is important regardless of the number of shares you own. Pacific Rim encourages its shareholders to read the meeting materials in detail. A copy of the information circular is available on Pacific Rim's website at
http://www.pacrim-mining.com/s/SM_Documents-2014.asp or on SEDAR at www.sedar.com.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

How to Vote

A proxy form or voting instruction form accompanies the meeting materials you were sent on October 24, 2013. Instructions on how to vote, which vary depending on whether you are a registered or beneficial shareholder, are provided in the information circular included in the meeting materials. Most Pacific Rim shareholders are beneficial shareholders.

Registered shareholders who hold Pacific Rim shares in their name and represented by a physical certificate may vote in person at the Meeting, by mail or by using one of the following methods:

1.	Internet: vote online at www.investorvote.com using the control number located on your proxy.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com

2.	Telephone: 1-866-732-VOTE(8683), toll free in Canada and United States.

3.	Facsimile: 1-866-249-7775, toll free in Canada and United States.

Beneficial shareholders who hold Pacific Rim shares through a bank, broker or other intermediary will have different voting instructions and should carefully follow the voting instructions provided to them on the voting information form included in the meeting materials. In addition, Pacific Rim may utilize the Broadridge QuickVote™ service to assist beneficial shareholders in voting their shares. Eligible beneficial shareholders may be contacted by Pacific Rim's proxy solicitation agent, Laurel Hill Advisory Group, to conveniently obtain a vote directly over the telephone.

Shareholder Questions

Shareholders, whether registered or beneficial, who have questions regarding the voting process or have not received their proxy or voting instruction form may contact the proxy solicitation agent at:

Laurel Hill Advisory Group
Toll free:    1-877-452-7184
                    1-416-304-0211 (banks, brokers or collect calls from outside Canada and the US)
Email:          assistance@laurelhill.com

About Pacific Rim Mining Corp.

Pacific Rim is a mineral exploration company focused on high-grade, environmentally clean gold deposits in the Americas and committed to excellence in environmental stewardship and social responsibility. Pacific Rim's primary asset is the advanced-stage, vein-hosted El Dorado gold deposit in El Salvador, where Pacific Rim also owns several grassroots gold projects. Pacific Rim's common shares trade under the symbol PMU on the TSX and on the OTCQX market in the US under the symbol PFRMF.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information, contact Pacific Rim at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com.

*Permission to quote from the ISS report was neither sought nor obtained.

The TSX has not reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com    Website: www.pacrim-mining.com